

**10025571**

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UNITED STATES
~TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
| --- |
| 8 - 46710 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING __12/31/09__
                                                    MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Tag Securities, Inc.**

| | OFFICIAL USE ONLY |
| --- | --- |
| | |
| | FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____5429 Lyndon B. Johnson Freeway, Suite 400_____
                                    (No. and Street)

| _____Dallas_____ | _____Texas_____ | _____75240_____ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Cassandra Galvan_____                                    _____972-581-3029_____
                                                                                (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Brad A. Kinder, CPA_____
                    (Name – *if individual, state last, first, middle name*)

| _____815 Parker Square_____ | **Flower Mound** | **Texas** | _____75028_____ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)      **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Barbara Hale_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____**Tag Securities, Inc.**_____, as of
_____December 31_____, 20___09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

PATTY VAUGHN
Notary Public,
State of Texas
Comm. Exp. 08-26-12

_____
Signature

_____
Title

Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors **None**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*  *The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

# BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tag Securities, Inc.

We have audited the accompanying statement of financial condition of Tag Securities, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tag Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2010

1

## TAG SECURITIES, INC.
## Statement of Financial Condition
## December 31, 2009

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 65,663 |
| Commissions receivable | | 5,052 |
| Commission advances | | 718 |
| Prepaid expenses | | 4,550 |
| **TOTAL ASSETS** | $ | 75,982 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable | $ | 280 |
| Accrued expenses | | 3,000 |
| Commissions payable | | 3,849 |
| **TOTAL LIABILITIES** | | 7,129 |

**Stockholders' Equity**

| | |
|---|---:|
| Common stock, 1,000 shares authorized with no par value, 100 shares issued and outstanding | 100 |
| Additional paid-in capital | 904,498 |
| Accumulated deficit | (835,745) |
| TOTAL STOCKHOLDERS' EQUITY | 68,853 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 75,982 |

See notes to financial statements.
2

**TAG SECURITIES, INC.**
**Statement of Income**
**Year Ended December 31, 2009**

**Revenue**

| | |
|---|---:|
| Securities commissions | $ 64,894 |
| Interest income | 63 |
| | |
| TOTAL REVENUE | 64,957 |

**Expenses**

| | |
|---|---:|
| Compensation and related costs | 36,734 |
| Clearing charges | 3,055 |
| Communications | 1,147 |
| Insurance | 2,891 |
| Professional fees | 14,828 |
| Regulatory fees | 9,100 |
| Other expenses | 2,889 |
| | |
| TOTAL EXPENSES | 70,644 |

| | |
|---|---:|
| **Net loss before income taxes** | (5,687) |
| | |
| Provision for income taxes | - |
| | |
| **NET LOSS** | $ (5,687) |

**TAG SECURITIES, INC.**
**Statement of Changes in Stockholders' Equity**
**Year Ended December 31, 2009**

|  | Common Shares | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2008 | 100 | $ 100 | $904,498 | $ (830,058) | 74,540 |
| Net loss | - | - | - | (5,687) | (5,687) |
| Balances at December 31, 2009 | 100 | $ 100 | $904,498 | $ (835,745) | $ 68,853 |

See notes to financial statements.                    4

**Cash flows from operating activities:**

| | |
|---|---:|
| Net loss | $ (5,687) |
| Adjustments to reconcile net loss to | |
| net cash used in operating activities: | |
| Change in assets and liabilities: | |
| Increase in commissions receivable | (2,893) |
| Increase in commission advances | (718) |
| Increase in prepaid expenses | (1,065) |
| Decrease in accounts payable | (2,720) |
| Increase in commissions payable | 739 |
| Net cash used in operating activities | (12,343) |
| Net decrease in cash and cash equivalents | (12,343) |
| Cash and cash equivalents at beginning of year | 78,006 |
| Cash and cash equivalents at end of year | $ 65,663 |

**Supplemental Disclosures of Cash Flow Information:**

Cash paid during the year for:

| | |
|---|---:|
| Interest | $          - |
| Income taxes | $          - |

See notes to financial statements.                    5

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

TAG Securities, Inc. (the Company) was organized in April 1993 as a Nevada corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers consist primarily of high net-worth individuals and institutions located in Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserved Requirements and Information Relation to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Accounting

On July 1, 2009, the Accounting Standards Codification (ASC) became the Financial Accounting Standards Board's (FASB) officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all non-governmental entities in the preparation of financial statements except for rules and interpretive releases of the Securities and Exchange Commission (SEC), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the ASC was superseded and became non-authoritative. This ASC is effective for financial statements issued for fiscal years ending after September 15, 2009. As the ASC was not intended to change or alter existing GAAP, it did not have an impact on the Company's financial statements other than for those standards applicable to the Company issued thereafter.

**Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies, continued</u>**

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash and cash equivalents, receivables, advances, prepaid expenses and payables are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

<u>Security Transactions</u>

Commission revenue and the related expenses are recorded on a trade date basis.

<u>Income Taxes</u>

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2009, open Federal tax years include the tax years ended December 31, 2006 through December 31, 2008.

**Note 2 - Transactions with Clearing Broker/Dealer and Economic Dependency**

The Company entered into a secondary clearing agreement with a shareholder's wholly owned subsidiary (PFS) and its clearing broker/dealer, and also a sub-clearing agreement with PFS. The secondary clearing agreement extends the clearing broker/dealers clearing, execution and other services to the Company through PFS. The secondary clearing agreement benefits both the Company and PFS, among other things, in that the combined accounts introduced to the clearing broker/dealer by the Company and PFS will result in reduced clearing charges to both the Company and PFS. The Company will introduce its customer accounts to the clearing broker/dealer through PFS. PFS will receive fees for its sub-clearing services at a fixed rate multiplied by the number of tickets traded by the Company, or basis points on fee based programs. In return for the fees charged by PFS, the sub-clearing agreement requires PFS to provide the Company with office space, equipment and administrative and compliance services. The agreements may be terminated by any party, at any time with 90 days written notice.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $62,002 and $5,000, respectively. The Company's net capital ratio was .11 to 1.

**Note 4 - Related Party Transactions**

Included in commissions receivable at December 31, 2009, is $1,808 due from PFS.

Securities commissions earned and clearing charges incurred and paid under the sub-clearing agreement with PFS totaled $28,444 and $3,055 respectively during the year. See Note 2.

## Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer through a sub-clearing agreement with a related party (See Note 2). The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## Note 6 - Income Taxes

The Company has a current year loss, therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $5,700, which expires in 2029. The net operating loss carry forward creates a deferred tax asset of approximately $1,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

## Note 7 - Subsequent Events

The Company has evaluated subsequent events through February 16, 2010, the date on which the financial statements were issued.

## TAG SECURITIES, INC.
### Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
### December 31, 2009

| | | |
|---|---|---:|
| Total stockholders' equity qualified for net capital | $ | 68,853 |
| | | |
| Deductions and/or charges | | |
|    Non-allowable assets: | | |
|       Commissions receivable | | 1,010 |
|       Commission advances | | 718 |
|       Prepaid expenses | | 4,550 |
| | | |
| Total deductions and/or charges | | 6,278 |
| | | |
| Net capital before haircuts on securities positions | | 62,575 |
| | | |
| Haircuts on securities: | | |
|    Cash equivalents | | 573 |
| | | |
|       Net Capital | $ | 62,002 |
| | | |
| Aggregate indebtedness | | |
| | | |
|    Accounts payable | $ | 280 |
|    Accrued expenses | | 3,000 |
|    Commissions payable | | 3,849 |
| | | |
|    Total aggregate indebtedness | $ | 7,129 |
| | | |
| Computation of basic net capital requirement | | |
|    Minimum net capital required (greater of $5,000 or | | |
|    6 2/3% of aggregate indebtedness) | $ | 5,000 |
| | | |
|    Net capital in excess of minimum requirement | $ | 57,002 |
| | | |
|    Ratio of aggregate indebtedness to net capital | | .11 to 1 |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2009 as filed by TAG Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

# BRAD A. KINDER, CPA

**CERTIFIED PUBLIC ACCOUNTANT**

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Tag Securities, Inc.

In planning and performing our audit of the financial statements of Tag Securities, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brad A. Kinder, CPA*

BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2010